UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number  001-36471

MobileIron, Inc.
(Exact name of registrant as specified in its charter)

MobileIron, Inc.
490 East Middlefield Road
Mountain View, California 94043
(650) 919-8100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One (1)

Explanatory Note:  On December 1, 2020, pursuant to the Agreement and Plan of Merger, dated as of September 26, 2020, by and among ”), MobileIron, Inc., a Delaware corporation (the “MobileIron”), Ivanti, Inc., a Delaware corporation (“Parent”), and Oahu Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), Merger Sub merged with and into MobileIron, with MobileIron surviving the Merger as a wholly owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, MobileIron, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

MobileIron, Inc

Date:	December 9, 2020	By:	/s/ Jeff Abbott
Name: Jeff Abbott
Title: President